Ted Timmermans Vice President Controller and Chief Accounting Officer 918/573-3437 918/573-4054 fax ted.timmermans@williams.com	One Williams Center P.O. Box 2400 Tulsa, OK 74102-2400 918/573-2000
May 19, 2009
Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

RE:	The Williams Companies, Inc. Form 10-K for the Year Ended December 31, 2008 Form 10-Q for the Quarter Ended March 31, 2009 File No. 1-04174
Dear Ms. Thompson:
With respect to your letter dated May 12, 2009 regarding your review of our filings, you request a response to the respective comments within 10 business days or for us to advise of when we would provide a response. Pursuant to my conversation yesterday with Ms. Lisa Sellers, I am writing to request additional time to provide our responses. Because certain key individuals were out of town most of last week, I would appreciate an extension for our response until June 2, 2009.
Thank you for your consideration.
Sincerely,
/s/ Ted Timmermans
Ted Timmermans
Vice President Controller and
  Chief Accounting Officer
The Williams Companies
One Williams Center
Tulsa, OK 74172
918-573-3437